Exhibit 11
Computation of Per-Share Earnings
Milacron Inc. and Subsidiaries
(Unaudited)

	Three Months Ended		Nine Months Ended
	Sept. 30,		Sept. 30,
	2005	2004(a)	2005	2004 (a)
(In thousands, except per-share amounts)				(as restated)

Loss from continuing operations	$(7,589)	$(5,487)	$(21,036)	$(49,451)
Loss from discontinued operations	724	—	1,316	(477)

Net loss	(6,865)	(5,487)	(19,720)	(49,928)
Less preferred dividends	(1,560)	(1,470)	(4,620)	(1,590)
Less beneficial conversion feature related to Series B Preferred Stock	—	—	—	(18,002)

Net loss applicable to common shareholders	$(8,425)	$(6,957)	$(24,340)	$(69,520)

Basic loss per share:
Weighted-average common shares outstanding (a)	47,706	37,817	47,607	40,377

Per-share amount:
Continuing operations	$(.20)	$(.18)	$(.54)	$(1.71)
Discontinued operations	.02	—	.03	(.01)

Net loss	$(.18)	$(.18)	$(.51)	$(1.72)

Diluted loss per share:
Weighted-average common shares outstanding (b)	47,706	37,817	47,607	40,377

Per-share amount:
Continuing operations	$(.20)	$(.18)	$(.54)	$(1.71)
Discontinued operations	.02	—	.03	(.01)

Net loss	$(.18)	$(.18)	$(.51)	$(1.72)

(a)	The numbers of shares used to compute loss per common shares for 2004 have been restated to reflect the effects of a “bonus element” inherent in a rights offering that was completed in the fourth quarter of that year.

(b)	The 57.1 million common shares into which the 6% Series B Preferred Stock is convertible and potentially dilutive restricted shares are excluded because their inclusion would result in a smaller loss per common share.

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